

**MIRAE ASSET SECURITIES (USA) INC.**

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-45034 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___

                                      MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  **Mirae Asset Securities (USA), Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

810 7th Avenue, 37th Floor

                                   (No. and Street)

| New York | NY | 10019 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Hanuka, CPA                                          (646) 968-2060

                                                (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

                              (Name – *if individual, state last, first, middle name*)

| 757 Third Avenue, 9th Floor | New York | NY | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|   |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jae Hong You (Jae H. Ryu)_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Mirae Asset Securities (USA) Inc._____, as

of December 31_____, 20 19____, are true and correct.  I further swear (or affirm) that

neither  the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Executive Officer and President

Title

Amanda Teckman
State of NY          Rep No. 01 TE6377489
County of NY         Exp 7-2-22

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a)  Facing Page.
- [x] (b)  Statement of Financial Condition.
- [ ] (c)  Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d)  Statement of Changes in Financial Condition.
- [ ] (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g)  Computation of Net Capital.
- [ ] (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)  An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholder
  **Mirae Asset Securities (USA) Inc.**

### Opinion on the financial statements

We have audited the accompanying statement of financial condition of Mirae Asset Securities (USA) Inc. (a New York corporation) (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

### Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Grant Thornton LLP*

We have served as the Company's auditor since 2016.

New York, New York
March 1, 2019

Mirae Asset Securities (USA) Inc.

Statement of Financial Condition

December 31, 2018

(in $000s, except share and per share amounts)

## Assets

| | | |
|---|---|---:|
| Cash | $ | 39,303 |
| Cash segregated in compliance with federal and other regulations | | 11,025 |
| Receivable from affiliate | | 71 |
| Receivables from brokers or dealers and clearing organizations | | 301,678 |
| Receivables from customers | | 1,086 |
| Receivables from counterparties | | 15,015 |
| Securities borrowed (including accrued rebates) | | 5,475,813 |
| Securities received as collateral, at fair value | | 468,868 |
| Securities purchased under agreement to resell, net (including accrued interest) | | 38,232,362 |
| Securities owned, at fair value | | 10,555 |
| Prepaid expenses | | 747 |
| Other assets | | 2,275 |
| Furniture, equipment and leasehold improvements, net | | 935 |
| Total assets | $ | 44,559,733 |

## Liabilities

| | | |
|---|---|---:|
| Accrued and other liabilities | $ | 7,054 |
| Payable to customers | | 61,238 |
| Payable to counterparties | | 73,422 |
| Payable to correspondents | | 416 |
| Securities loaned (including accrued rebates) | | 3,061,706 |
| Obligation to return securities received as collateral, at fair value | | 468,868 |
| Securities sold under agreement to repurchase, net (including accrued interest) | | 40,589,811 |
| Payable to brokers or dealers and clearing organizations | | 64,760 |
| Securities sold, not yet purchased, at fair value | | 499 |
| Total liabilities | | 44,327,774 |

## Stockholder's Equity

| | | |
|---|---|---:|
| Common stock, $0.01 par value; authorized 100,000 shares; issued and outstanding 52,000 shares | | 1 |
| Additional paid-in capital | | 261,999 |
| Accumulated deficit | | (30,041) |
| Total stockholder's equity | | 231,959 |
| Total liabilities and stockholder's equity | $ | 44,559,733 |

See accompanying notes to the financial statements.

## (1)  Description of Business

Mirae Asset Securities (USA) Inc. (the "Company", F/K/A "Daewoo Securities (America) Inc.") was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company, a wholly owned subsidiary of Mirae Asset Securities Holdings (USA) Inc. (the "Holdings") a US corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"), Securities Investor Protection Corporation ("SIPC"), the Depository Trust Clearing Corporation ("DTCC"), the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Corporation ("FICC"), and the Options Clearing Corporation ("OCC").

In January 2017, the Company was approved by FINRA to expand the scope of business to securities lending and borrowing (including reverse repurchase and repurchase transactions), prime brokerage, and correspondent clearing services. The Company is also approved for agency execution and research services. The Company also traded for its own account in U.S. government securities, exchange listed equities, exchange listed options, and futures. In addition to clearing trades on RVP/DVP, basis the Company acts as a custodian and carries customer assets.

In addition, the Company provides brokerage services in Korean securities through Mirae Asset Daewoo Co., Ltd. (the "Parent") pursuant to the cooperation agreement and pursuant to a SEA Rule 15a-6(a)(3) arrangement. The Company acts as an intermediary between its parent and its U.S. institutional investors.

## (2)  Summary of Significant Accounting Policies

### (a) Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

### (b) Use of estimates
Management makes estimates and assumptions that affect the reported amounts in the financial statements and accompanying footnotes.  Management believes that the estimates utilized in preparing its financial statements are reasonable.  However, actual results could differ from those estimates and differences may be material.

### (c) Cash and cash equivalents
The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. The Company has cash deposits with financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. At December 31, 2018, there were no investments classified as cash equivalents.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(2)    Summary of Significant Accounting Policies (continued)**

### (d) Cash segregated in compliance with federal and other regulations

The Company segregates cash in a special reserve bank account for the benefit of customers and also broker-dealers under Rule 15c3-3 of the SEC. For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. In addition, cash and restricted cash consist of "cash" and "cash segregated under federal and other regulations." The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

| | |
|---|---:|
| Cash | $ 39,303 |
| Restricted cash included in cash segregated in compliance with federal and other regulations | 11,025 |
| Total cash and restricted cash shown in the statement of cash flows | $ 50,328 |

### (e) Receivables from/Payables to brokers or dealers and clearing organizations

Receivables from/Payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades would be reflected in either the receivable or payable line item on the statement of financial condition.

### (f) Receivables from customers/Payables to customers

Receivables from customers and Payables to customers include balances arising from customer cash and margin transactions. Securities owned by customers are held as collateral for receivables.

### (g) Receivables from counterparties/Payables to counterparties

Receivables from counterparties and Payables to counterparties primarily include balances arising from fails to deliver or fails to receive in connection with financing and securities transactions. Certain financial statement line items from prior year have been reclassified to conform to current year's presentation for cash flows statement purposes.

### (h) Securities borrowed, Securities loaned, Securities Received as Collateral, and Obligation to Return Securities Received as Collateral

Securities borrowed and Securities loaned result from transactions with other financial institutions ("counterparties") and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received. At December 31, 2018, the Company had accepted collateral that is permitted by contract to sell or repledge, mostly including exchange listed equities, U.S. treasury securities, and U.S. corporate bonds. Such collateral consists primarily of securities received from broker-dealers and other financial institutions in connection with securities borrowed and securities loaned transactions.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(2)    Summary of Significant Accounting Policies (continued)**

The market value of the underlying collateral is valued daily and additional collateral is obtained or refunded as necessary. All securities borrowed and securities loaned transactions, inclusive of rebate receivable and rebate payable, respectively, are recorded on a gross basis on the statement of financial condition. The Company accrues rebate income and rebate expense on a gross basis as earned or incurred.

In accordance with Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral.

**(i)    *Securities purchased under agreements to resell and Securities sold under agreements to repurchase***
Securities purchased under agreements to resell ("resale agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured financing. Resale agreements and repurchase agreements generally are collateralized by U.S. government and agency obligations or U.S. corporate bonds which are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is generally valued or monitored daily and additional collateral is obtained or refunded as appropriate.

Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets resale agreements and repurchase agreements when the criteria under ASC 210-20-45-10 are met. Interest income and Interest expense are recognized when earned or incurred.

**(j)    *Securities owned and Securities sold, not yet purchased***
Securities owned and Securities sold, not yet purchased consist of obligations of U.S. treasury securities, corporate debt securities, exchanged listed equities and exchange listed equity options stated at fair value. Purchases and sales of proprietary securities typically settle on a regular way basis and are recorded on a trade-date basis.

**(k)    *Income taxes***
Income taxes are accounted for under FASB guidance, *Accounting for Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(2)     Summary of Significant Accounting Policies (continued)**

To the extent that it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance would be established to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

FASB guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. The Company records interest and penalties related to uncertain tax positions in other expense, a component of total expenses.

The Company is taxed as a corporation for U.S. federal, state and local income tax purposes. New York State, New York City, and California are principally where the Company is subject to state and local income taxes. On March $27^{th}$, 2018, the parent transferred 52,000 shares of the common stock in the company to the holdings.

**(l)   *Furniture, equipment and leasehold improvements***
Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line method over the lesser of the life of improvements or the remaining term of the related lease.

**(m) *Deferred rent***
Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis of $971 at December 31, 2018, is included in Accrued and other liabilities in the accompanying statement of financial condition.

**(n) *Foreign currency transactions***
Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable period-end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are measured at the rates of exchange prevailing on the date of the transactions.  Foreign currency remeasurement gains and losses are reflected on a net basis in Other income on the statement of operations.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(2)     Summary of Significant Accounting Policies (continued)**

*(o) Fair value measurements and disclosures*
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

• Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

• Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

• Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

*U.S. Government Securities.* U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

*Corporate Bonds.* The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(2)     Summary of Significant Accounting Policies (continued)**

When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

*Exchange-Listed Equity and Exchange-Listed Equity Option Securities.* Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy. Securities received as collateral and Obligation to return securities received as collateral are recorded at the fair value of the underlying securities collateral which at December 31, 2018 were exchange listed equity securities; fair value is determined as mentioned above.

*(p) Commissions*

Commission income is generated from the prime brokerage, agency execution, and SEA Rule 15a-6(a)(3) arrangement businesses.  Revenue from contracts with customers includes commission income, the recognition and measurement of revenue is based on the assessment of individual contract terms.  The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

*(q) Principal Transactions, net*

As per ASC 940, the profit or loss for the buying and selling securities for the Company's own trading account is measured by the difference between acquisition cost and the fair value, which is recorded on a trade date basis.  Trading gains and losses, which comprise both realized and unrealized gains and losses, are presented as one balance, net of gains and losses under Principal transactions on the statement of operations.

*(r) Recently Issued Accounting Standards*

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(2)  Summary of Significant Accounting Policies (continued)**

interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales type leases, direct financing leases and operating leases.  ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company believes this will not have a material impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, creating a new topic, FASB ASC Topic 606, *Revenue from Contracts with Customers*, superseding revenue recognition requirements in FASB ASC Topic 605, *Revenue Recognition*. This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.  In addition, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.  In August 2015, the FASB issued ASU 2015-14 that defers the effective date of ASU 2014-09. This ASU is effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2017. The standard can be adopted using either a full retrospective or modified retrospective approach with respect to presenting comparable periods prior to the effective date.  The adoption of this ASU had no material impact on the Company's financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which adds a new Topic 326 to the Codification and removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, and held-to-maturity debt securities. Under current U.S. GAAP, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance will remove all recognition thresholds and will require companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument's contractual life. ASU 2016-13 also amends the credit loss measurement guidance for available-for-sale debt securities and beneficial interests in securitized financial assets. This bulletin summarizes the guidance in ASU 2016-13. The guidance in ASU 2016-13 is effective for "public business entities," as defined, that are SEC filers for fiscal years and for interim periods with those fiscal years beginning after December 15, 2019. The Company is in the process of evaluating the impact the adoption of ASU 2016-13 will have on its financial statements.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(2)   Summary of Significant Accounting Policies (continued)**

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows Topic 230): Restricted Cash*, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows.  The amendments require that a statement of cash flows explain the change during the period in restricted cash or restricted cash equivalents, in addition to changes in cash and cash equivalents.  The amendments are effective for public business entities for fiscal years beginning after December 15, 2017. The Company has adopted ASU 2016-8 in its financial statements.

**(3)   Regulatory Requirements**

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, or $1,500 as defined, inclusive of additional net capital required per 15c3-1(a)(9).

At December 31, 2018, the Company had a minimum net capital requirement of $3,571 whereas it had net capital of $220,700 which exceeded the minimum net capital requirement by $217,129.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2018, the Company maintained $10,022 in cash segregated for the exclusive benefit of customers and $1,003 in cash segregated for the exclusive benefit of proprietary accounts of broker dealers as stated on the statement of financial condition.

**(4)   Fair Value Measurements**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's financial instruments carried at fair value as of December 31, 2018, excluding accrued interest:

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(4)      Fair Value Measurements (continued)**

| Assets | Level 1 | Level 2 | Level 3 | Total assets measured at fair value |
|---|---|---|---|---|
| Exchange listed equities | $ 499 | $ - | $ - | $ 499 |
| Corporate debt securities | - | 10,016 | - | 10,016 |
| Securities received as collateral | 468,868 | - | - | 468,868 |
| | $ 469,367 | $ 10,016 | $ - | $ 479,383 |

| Liabilities | Level 1 | Level 2 | Level 3 | Total liabilities measured at fair value |
|---|---|---|---|---|
| Exchange listed equities | $ 499 | $ - | $ - | $ 499 |
| Obligation to return securities received as collateral | 468,868 | - | - | 468,868 |
| | $ 469,367 | $ - | $ - | $ 469,367 |

There were no transfers between Level 1 and Level 2 of the fair value hierarchy for the year ended December 31, 2018. There were no securities held by the Company which were categorized in Level 3 at December 31, 2018 or transferred out of Level 3 to Level 1 or Level 2 during the year ended December 31, 2018.

Cash and cash equivalents, Cash segregated under federal regulations, Receivable from affiliates, Receivables from brokers, dealers, and clearing organizations, Receivables from customers, Receivables from Counterparties Securities borrowed, Securities purchased under agreement to resell, Other assets, Accrued and other liabilities, Payables to customers, Payables to counterparties, Securities loaned, Securities sold under agreement to repurchase, and Payables to brokers, dealers and clearing organizations are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short term in nature and bears interest rates that approximate market rates.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(5) Collateralized Agreements**

At December 31, 2018, the resale agreements and repurchase agreements are collateralized by U.S. treasury, U.S. agency, and U.S. corporate securities. The majority of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At December 31, 2018, included in Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net on the statement of financial condition are accrued interest of $45,614 and $20,129, respectively.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Reflected in Securities borrowed and Securities loaned on the statement of financial condition are rebates receivable and rebates payable of $7,451 and $7,154, respectively.

As of December 31, 2018, there were $468,868 of securities lending transactions in which the Company acted as a lender, which are reflected on the statement of financial condition as Securities received as collateral, at fair value and Obligation to return securities received as collateral, at fair value.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2018, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of approximately $5,476,849 on such terms. At December 31, 2018, approximately $2,996,951 have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities.

U.S. government securities of $332,155 were pledged to the FICC to meet clearing deposit requirements. Securities of $11,347 were pledged to the OCC to partially meet firm clearing deposit requirements, which included $10,223 of exchanged listed equities and $1,124 of exchange-traded funds.

As of December 31, 2018, the Company had commitments to enter into reverse repurchase agreements and repurchase agreements of approximately $24,337,933 and $34,678,628 respectively.

The following table presents gross obligations for repurchase agreements and securities loaned transactions accounted for as secured borrowings, by remaining contractual maturity and class of collateral pledged at December 31, 2018. Amounts are shown on a gross basis, prior to netting as shown on the Company's statement of financial condition.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

## (5) Collateralized Agreements (continued)

**Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings**

| Repurchase agreement transactions | Overnight and Continuous | Up to 30 days | 31-90 days | Greater than 90 days | Total |
|---|---|---|---|---|---|
| | | | | Remaining Contractual Maturity | |
| U.S. Treasury and agency securities | $ 94,218 | $ 62,018,185 | $ 2,498,875 | $ 560,000 | $ 65,171,278 |
| **Securities lending transactions** | | | | | |
| Equities and Bonds | 3,054,552 | - | - | - | 3,054,552 |
| **Total borrowings** | $ 3,148,770 | $ 62,018,185 | $ 2,498,875 | $ 560,000 | $ 68,225,830 |

| | |
|---|---|
| Gross amount of recognized liabilities for repurchase agreements and securities lending in footnote 6 | $ 68,225,830 |
| Amounts related to agreements not included in offsetting disclosure in footnote 6 | - |

The Company has six credit facilities in place ranging from $25 million to $200 million across four banks. The facilities vary in nature including committed and uncommitted, as well as intraday, overnight or through the end of the facility term for loan drawdowns.

As of December 31, 2018, there were no outstanding balances on these credit facilities. The committed credit facilities contain financial and other covenants. The Company was in compliance with all applicable covenants at December 31, 2018. Unused fees on the committed lines range from 0.25% to 0.30% per annum, with origination fees ranging from 0% to 0.10%. Drawdown interest rates across committed and uncommitted lines for varying loan drawdown durations range from 0.12% to prime rate plus 3.00%.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

## (6) Offsetting of Financial Assets and Liabilities

Below is a summary table of financial assets and liabilities, by product, including the amounts reflected in the statement of financial condition, subject to netting arrangements. All securities borrowed and loaned transactions, as well as resale agreements and repurchase agreements, are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

**Offsetting of Financial Assets**

| As of December 31, 2018 | (i) | (ii) | (iii)=(i)-(ii) | (iv) | | (v)= (iii) - (iv) |
|---|---|---|---|---|---|---|
| Types of Financial Assets | Gross Amounts of Recognized Assets | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition (1) | | Net Amount |
| | | | | Financial Liabilities (2) | Financial Collateral Received (including Cash) (3) | |
| Securities Purchased under Agreement to Resell, net (4) | $ 62,789,164 | $ 24,601,596 | $ 38,187,568 | $ 1,283,396 | $ 36,904,172 | $ - |
| Securities Borrowed (5) | 5,468,362 | - | 5,468,362 | 483,119 | 4,985,243 | - |
| Exchange listed equity options | 499 | - | 499 | - | - | 499 |
| Total | $ 68,258,025 | $ 24,601,596 | $ 43,656,429 | $ 1,766,515 | $ 41,889,415 | $ 499 |

**Offsetting of Financial Liabilities**

| As of December 31, 2018 | (i) | (ii) | (iii)=(i)-(ii) | (iv) | | (v)= (iii) - (iv) |
|---|---|---|---|---|---|---|
| Types of Financial Liabilities | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Liabilities Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition (1) | | Net Amount |
| | | | | Financial Assets (2) | Financial Collateral Pledged (including Cash) (3) | |
| Securities sold under agreement to Repurchase, net (4) | $ 65,171,278 | $ 24,601,596 | $ 40,569,682 | $ 1,283,396 | $ 25,081,601 | $ 14,204,685 |
| Securities Loaned (5) | 3,054,552 | - | 3,054,552 | 483,119 | 2,571,433 | - |
| Exchange listed equity options | 499 | - | 499 | - | - | 499 |
| Total | $ 68,226,329 | $ 24,601,596 | $ 43,624,733 | $ 1,766,515 | $ 27,653,034 | $ 14,205,184 |

(1) For some counterparties, the sum of the financial assets/liabilities and collateral not netted on the statement of financial condition may exceed the net asset or net liability balance. Where this is the case, the total amounts reported in these two columns are limited to the net balance in column (iii).

(2) Reflects the netting adjustment impact (liability positions offsetting asset positions or vice versa) for those positions where an enforceable master netting arrangement or similar agreement exists, at the carrying value.

(3) Reflects the market value of securities collateral and cash collateral for those positions where an enforceable master netting agreement or similar agreement exists.

(4) Securities purchased under agreement to resell, net and Securities sold under agreement to repurchase, net, exclude accrued interest in the table above.

(5) Securities borrowed and Securities loaned exclude rebates receivable and rebates payable, respectively, in the table above.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(7) Receivables from/Payables to Brokers or Dealers and Clearing Organizations**

At December 31, 2018, amounts Receivable from and Payable to brokers, dealers, and clearing organizations consisted of the following:

| | | |
|---|---|---:|
| Securities failed to deliver | $ | 269,137 |
| Deposits and margin with clearing organizations | | 31,608 |
| Receivables from brokers and dealers | | 933 |
| **Total receivables from broker or dealers and clearing organizations** | **$** | **301,678** |

| | | |
|---|---|---:|
| Securities failed to receive | $ | 64,667 |
| Payable to clearing organizations | | 89 |
| Payable to brokers and dealers | | 4 |
| **Total payable to brokers or dealers and clearing organizations** | **$** | **64,760** |

Securities failed to deliver and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. All unsettled securities transactions existing at December 31, 2018 were settled without a material effect on the Company's financial statements. Cash deposits and cash margin with clearing organizations includes approximately $8.5 million with the FICC, $6.7 million with the NSCC, $0.7 million with the DTC, and $1.5 million with the OCC.

**(8) Receivables from/ Payables to Customers and Receivable from/Payable to Counterparties**

Amounts receivable and payable from customers include the contractual value of customer securities that have not been delivered or received on or after settlement date. In addition, Receivables from customers include commissions for prime brokerage transactions not yet billed.

**(9) Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements at December 31, 2018 are summarized as follows:

| | | |
|---|---|---:|
| Leasehold improvements | $ | 217 |
| Furniture and fixtures | | 834 |
| Computers and equipment | | 839 |
| | | 1,890 |
| Less: Accumulated depreciation | | (955) |
| Total Furniture, equipment, and leasehold improvements, net | $ | 935 |

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

## (10) Income Taxes

The Holdings was incorporated in March, 2018 and the Company became a subsidiary of the Holdings in March 2018. For years 2018 and 2019, the Company, may elect to file a consolidated tax return with the Holdings and is still determining whether there is any benefit in filing the tax return on a consolidation basis. Once elected, the Holdings is required to file its federal tax return on a consolidation basis. For state purposes, starting tax year 2018, the company, will file combined returns with the Holdings for states where a combined return is required. The Company recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2018. As of December 31, 2018, the Company recorded a net deferred tax asset of $7.0 million, and decrease of $0.7 million from the year ended December 31, 2017, before valuation allowance, which consists primarily of net operating loss carryforwards, and deferred rent. The Company recorded a full valuation allowance, as the Company believes that it is more likely than not that the net deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

At December 31, 2018, the Company has net operating loss carryforwards available for federal income tax purposes of approximately $25.7 million which expire in various years through December 31, 2037. The Company also has net operating loss carryforwards for states of approximately $6.6 million and for local tax purposes amounting to approximately $9.1 million at December 31, 2018, which expire in various years through December 31, 2037.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are principally where the Company is subject to state and local income taxes.

On December 22, 2017, H.R.1, known as the "Tax Cuts and Jobs Act," was signed into law. The Tax Cuts and Jobs Act amends the Internal Revenue Code to reduce tax rates, credits, and deductions for individuals and businesses. For businesses, the Tax Cuts and Jobs Act permanently lowers the corporate tax rate to 21% from the existing maximum rate of 35%, effective for tax years including or commencing January 1, 2018.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

## (11) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company based on a mutually agreed commission split ratio, generally paying 40% to the Parent. Related commissions receivable from the Parent amounted to $71 as of December 31, 2018, reflected in Receivable from affiliate on the accompanying statement of financial condition and commission income for the year ended December 31, 2018 was $5,887 reflected in Commission income on the statement of operations. The Company provides foreign research, which is supported by the Parent. The Company shares research service income with the Parent to the extent that the Parent provides support to the Company and such revenue share was based on the level of resources involved between the Company and its Parent. Related party payable to the Horizons ETFs Management (Canada) Inc. amounted to $751 as of December 31, 2018, reflected in Accrued and other liabilities. The nature of the revenue comes from securities lending transactions. In addition, the Company services Mirae Asset Global Investment (USA) LLC ("MAGI") as a prime brokerage customer. Included in the payable to customer is $58,407 payable to "MAGI" The Company provides agency execution services to the following affiliated entities and earned commission for the year ended December 31, 2018 of the following:

## (12) Commitments and Contingencies

As of December 31, 2018, the Company was obligated under a noncancelable operating lease contract for its office space, which runs through February 2027. The office lease contains rent escalation clause for increases in property taxes, and provisions for payments for maintenance and certain other operating costs. The Company provided a security deposit of $1,195 to the landlord of our current occupied space at 810 7th Avenue.

The future minimum lease payments under the noncancelable operating lease contract as of December 31, 2018, are as follows:

|  | Amount |
|---|---|
| 2019 | 1,195 |
| 2020 | 1,195 |
| 2021 | 1,195 |
| 2022 | 1,267 |
| 2023 | 1,282 |
| Thereafter | 4,059 |
| $ | 10,193 |

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(12)    Commitments and Contingencies (continued)**

guaranteed party.  This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.  The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.  However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may occasionally indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential

amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

In the ordinary course of business, the Company is subject to litigation and arbitration.  In early 2017, the Company terminated an employee "for cause" under the terms of the relevant employment agreement because the employee was unwilling/unable to perform the relevant job functions. Since that time, the employee brought an action against the Company. Based on the facts of the case, and after consultation with legal counsel, the Company plans to defend itself and believes that that the claims are without merit.

Similarly, in 2018, two other employees resigned from the Company claiming violation of their employment contracts by the Company, which the Company denies.  Since that time, the employees brought arbitrations against the Company. Based on the facts of the cases, and after consultation with legal counsel, the Company plans to defend itself and believes that that the claims are without merit.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(13)  Off-Balance Sheet and Credit Risk**

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. See footnote 5 for further off-balance sheet disclosures.

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

The Company is engaged in various trading and brokerage activities, including securities borrowing and lending in which counterparties primarily include large broker-dealers and other financial institutions. The Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events.

To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the entity's maximum amount of loss due to credit risk. Master netting arrangements have been entered as part of our resale and repurchase agreements, and securities lending agreements.

The Company monitors the market value of securities borrowed and loaned as well as resale and repurchase agreements on a daily basis; obtaining or refunding additional collateral as necessary to ensure such transactions are adequately collateralized.

Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral.  This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market.  In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of collateral that may be held by the Company, if any.  It is the Company's policy to review, as necessary, the credit worthiness of each of its active counterparties.

If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2018
(in $000s, share and per share and per share amounts )

**(13)   Off-Balance Sheet and Credit Risk (continued)**

At December 31, 2018, the Company's credit exposure associated with its reverse repo/repo activities was spread amongst over approximately 79 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $19,000 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

At December 31, 2018, the Company's credit exposure associated with its securities borrowed/loaned activities was spread amongst 59 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $1,000 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2018, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2018.

In addition, at December 31, 2018, approximately 62% of the Company's cash balance is held by BMO Harris Bank, N.A., and 34% is held by the Bank of New York.

**(14)   Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were issued and determined that there were no other material matters which required accounting for or disclosure in the financial statements.